UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number 1-15321
________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. Bargaining 401(k) Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

SMITHFIELD FOODS, INC. BARGAINING 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Smithfield Foods, Inc. Bargaining 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. Bargaining 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Smithfield Foods, Inc. Bargaining 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) as of or for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Newport News, Virginia
June 29, 2011

Smithfield Foods, Inc. Bargaining 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Investments - at fair value	$89,386,197	$65,709,925

Receivables
Notes receivable from participants	6,119,673	3,954,090
Participant contributions	297,794	580,215
Employer contributions	756,875	756,555
Total receivables	7,174,342	5,290,860

Net assets available for benefits - at fair value	96,560,539	71,000,785

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(648,370)	(39,902)
Net assets available for benefits	$95,912,169	$70,960,883

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. Bargaining 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$6,494,627
Interest and dividends	1,213,636
7,708,263

Interest income on notes receivable from participants	320,546

Contributions
Participant	9,993,284
Employer	4,805,982
Rollover	57,269
14,856,535
Total additions	22,885,344

Deductions from net assets attributed to
Benefits paid to participants	7,500,402
Administrative fees	156,339
Total deductions	7,656,741
Transfers between retirement plans, net	9,722,683
Net change	24,951,286
Net assets available for benefits
Beginning of year	70,960,883
End of year	$95,912,169

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. Bargaining 401(k) Plan
Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan
The following description of the Smithfield Foods, Inc. Bargaining 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established by Smithfield Foods, Inc. (Smithfield). The Plan is for the benefit of eligible bargained employees of Smithfield and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. Eligibility for discretionary profit sharing contributions varies based on the related bargaining agreement of the adopting affiliated employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
Contributions
Each year, participants may contribute 1% to 50% of pretax annual compensation, as defined in the Plan. The Company matching contribution varies based on the related bargaining agreement of the adopting affiliated employers. The Company may make a profit sharing contribution at the discretion of Smithfield's board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.
Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trust funds, employer stock, and a group variable annuity as investment options for participants.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, and plan earnings (losses), and charged with benefit payments, transaction fees related to notes receivable from participants, and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined, and may vary based on the collective bargaining agreement.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant's account and bear interest at two percent above the prime rate at the preceding month in which the loan was taken. As of December 31, 2010, interest rates ranged from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or various installment and annuity options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability, or after the participants reach the age of 59.5 years.
Forfeitures
As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $144,155 and $97,544, respectively. These accounts will be used to reduce Company contributions and pay Plan expenses. During 2010, forfeitures of $172,543 were used to reduce Company contributions.

2.	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
The Wells Fargo Stable Return Fund (G) and the Smithfield Stable Value Fund are reported at fair value. However, contract value is the relevant measurement of net assets available for benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Wells Fargo Stable Return Fund (G) and the Smithfield Stable Value Fund as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (participant loans) are charged directly to the participant's account.
Reclassifications
Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (FASB) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the statements of net assets available for benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on net assets available for benefits or changes in net assets available for benefits.

3.	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,
	2010	2009
Wells Fargo Stable Return Fund (G) - at contract value	$29,530,323	*
Smithfield Stable Value Fund - at contract value	*	$26,062,852
Wells Fargo Advantage Dow Jones Target 2020 (I) Fund	6,193,740	3,610,667
Wells Fargo Advantage Dow Jones Target 2030 (I) Fund	5,839,098	*
PIMCO Total Return Fund	5,595,956	4,725,831
Wells Fargo BGI S&P 500 Index High Balance Fund	5,573,669	4,357,770
Wells Fargo Advantage Small Cap Value Fund	5,511,571	4,547,191
*    Investment does not represent 5 percent of net assets available for benefits at the end of the year.
During 2010, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

2010
Mutual funds	$5,040,039
Common collective trusts	734,508
Common stock	633,919
Group variable annuity	86,161
$6,494,627

4.	Investment Contract with Insurance Company
In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal). The contract matured on December 31, 2009. Principal maintained the contributions in a general account.  The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The contract was included as part of the Smithfield Stable Value Fund.
As described in Note 2, because the guaranteed investment contract was fully benefit-responsive, contract value was the relevant measurement of net assets available for benefits.  Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate was 3.14%.
Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2009	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa3/A+	$977,494	$—
Wells Fargo Stable Return Fund (G)	N/A	25,125,260	(39,902)
		$26,102,754	$(39,902)

2009
Average yields:
Based on actual earnings	3.39%
Based on interest rate credited to participants	3.31%

5.	Fair Value Measurements
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and common stock.
Level 2 investment securities include common collective trust funds and a group variable annuity for which quoted prices are not available in active markets for identical instruments. The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.
Level 3 investments include guaranteed investment contracts valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer.
See further discussion of guaranteed investment contracts at Note 4.
The following tables set forth by level within the fair value hierarchy the Plan's assets accounted for at fair value on a recurring basis as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date	$24,533,362	$—	$—	$24,533,362
Bond	9,512,613	—	—	9,512,613
Small cap	5,511,571	—	—	5,511,571
Mid cap	4,170,991	—	—	4,170,991
Large cap	3,486,867	—	—	3,486,867
International	2,656,559	—	—	2,656,559
Smithfield Foods, Inc. common stock	2,406,696	—	—	2,406,696
Common collective trusts:
Stable value (a)	—	30,178,693	—	30,178,693
Growth (b)	—	5,573,669	—	5,573,669
Money market (c)	—	119,350	—	119,350
Group variable annuity (d)	—	1,235,826	—	1,235,826
Total assets at fair value	$52,278,659	$37,107,538	$—	$89,386,197

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date	$13,879,245	$—	$—	$13,879,245
Bond	7,762,509	—	—	7,762,509
Small cap	4,547,191	—	—	4,547,191
Mid cap	2,731,554	—	—	2,731,554
Large cap	2,387,765	—	—	2,387,765
International	2,126,594	—	—	2,126,594
Smithfield Foods, Inc. common stock	1,274,775	—	—	1,274,775
Common collective trusts:
Stable value (a)	—	25,125,260	—	25,125,260
Growth (b)	—	4,357,770	—	4,357,770
Money market (c)	—	5,129	—	5,129
Group variable annuity (d)	—	534,639	—	534,639
Guaranteed investment contracts	—	—	977,494	977,494
Total assets at fair value	$34,709,633	$30,022,798	$977,494	$65,709,925

(a)
Represents investment in a common collective trust which seeks a moderate level of stable income without principal volatility by investing in investment contracts issued by selected high quality insurance companies and financial institutions. There are no unfunded commitments. See Note 6 for further discussion.

(b)
Represents investment in a common collective trust which seeks to approximate as closely as practicable the total return of the Standard & Poor's 500 Index ("Index") through investment in equity securities of companies that comprise the Index. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(c)
Represents investment in a common collective trust which seeks to provide investors with a competitive rate of return and a high level of stability of principal and liquidity by investing in a diversified portfolio of money market instruments with an average maturity of 90 days or less. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(d)
Represents investment in a group variable annuity whose underlying mutual fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for 2010:

Guaranteed investment contracts
Balance, December 31, 2009	$977,494
Unrealized gains (losses)	—
Interest credited	—
Issuances and settlements, net	(977,494)
Balance, December 31, 2010	$—

6.	Wells Fargo Stable Return Fund (G)
The Wells Fargo Stable Return Fund (G) (the Fund) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value (NAV) per unit, which is based on the assets held by the Fund less any liabilities, divided by the total number of units outstanding. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Restrictions on the Plan
Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

•
The redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan Sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the Plan Sponsor, or the merger of the Plan with another plan.

Circumstances that Impact the Fund
The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.
The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow.

•	Employer-initiated transactions by participant plans as described above.
In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets decline. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

7.	Exempt Party-In-Interest Transactions
The Plan invests in certain funds managed by Wells Fargo, N.A. Wells Fargo, N.A. is the trustee of the Plan. The Plan also invests in Smithfield Foods, Inc. common stock. Administrative fees paid to Wells Fargo, N.A. by the plan amounted to $156,339 for 2010. At December 31, 2010 and 2009, the Plan held 116,660 shares and 83,922 shares. During the year ended December 31, 2010, no dividend income was recorded by the Plan.

8.	Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated October 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The determination letter is subject to adoption of proposed amendments included in the September 23, 2008 application for determination. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	Transfer of Assets
In February 2010, North Side Foods Corporation Hourly Employee Retirement Plan merged into the Plan. As a result, plan assets amounting to $222,019 were transferred into the Plan. This is included in other transfers below.
Transfers of assets between plans also occur if a change in the employment status of an employee, who participates in a Smithfield-sponsored retirement plan, causes the employee to change plans due to eligibility requirements. Transfer activity for the year ended December 31, 2010 was as follows:

Assets transferred to the Plan from Smithfield Foods, Inc. 401(k) Plan for Tar Heel participants	$9,445,174
Other transfers, net	277,509
$9,722,683

10.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

11.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

				Supplemental Schedule I
Smithfield Foods, Inc. Bargaining 401(k) Plan

Schedule of Delinquent Participant Contributions
Schedule H, Line 4a

EIN 52-0845861 Plan 004

Year Ended December 31, 2010

	Participant contributions transferred late to the Plan	Total that constitute nonexempt prohibited transactions
Pay-period ending	Participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Execmption 2002-51

Various dates during 2010	$88,727	$7,061	$81,666	$—	$—
Various dates during 2009	2,945	—	2,945	—	—
The late contributions were remitted within the Plan year.
Lost earnings related to 2009 and 2010 contributions were deposited to the Plan in 2010 and 2011.

		Supplemental Schedule II
Smithfield Foods, Inc. Bargaining 401(k) Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 52-0845861 Plan 004

December 31, 2010

	Identity of issue, borrower, lessor or similar party	Description of investment	Current value
*	Wells Fargo	Stable Return Fund (G) - contract value	$29,530,323
*	Wells Fargo	Advantage Dow Jones Target 2020 (I) Fund	6,193,740
*	Wells Fargo	Advantage Dow Jones Target 2030 (I) Fund	5,839,098
	PIMCO	Total Return Fund	5,595,956
*	Wells Fargo	BGI S&P 500 Index High Balance Fund	5,573,669
*	Wells Fargo	Advantage Small Cap Value Fund	5,511,571
*	Wells Fargo	Advantage Government Securities Fund	3,916,657
*	Wells Fargo	Advantage Dow Jones Target 2040 (I) Fund	3,826,744
*	Wells Fargo	Advantage Dow Jones Target 2010 (I) Fund	3,790,224
	American Funds	Europacific Growth Fund (R4)	2,656,559
*	Wells Fargo	Advantage Dow Jones Target Today (I) Fund	2,531,291
*	Smithfield Foods, Inc.	Common Stock	2,406,696
*	Wells Fargo	Advantage Dow Jones Target 2050 (I) Fund	2,352,265
	Columbia	Acorn Select-Z Fund	2,185,824
	Columbia	Mid-Cap Value Fund R4	1,985,167
	Mainstay	Large Cap Growth (R1)	1,328,169
	Clearcourse	Group Variable Annuity	1,235,826
	MFS	Value A Fund	1,179,402
	Davis	NY Venture Fund	979,296
*	Wells Fargo	Short Term Investment Fund G	119,350
*	Participant loans**	Maturing through August 2020, interest rates ranging from 5.00% to 10.5%, collateralized by participant accounts	6,119,673
			$94,857,500
*    Identified as a party-in-interest.
**    The accompanying financial statements classify participant loans as notes receivable from participants.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. BARGAINING 401(k) PLAN
(Smithfield Foods, Inc. as Plan Administrator)

Date: June 29, 2010	/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm